UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

Abcam plc
(Name of Issuer)

Ordinary shares, nominal value £0.002 per share
(Title of Class of Securities)

000380204**
(CUSIP Number)

Jon L. Mosle HBK Investments L.P.
2300 North Field Street, Suite 2200 Dallas, Texas 75201 (214) 758-6107

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2023
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 22 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 000380204 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol “ABCM.” Each ADS represents 1 Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000380204	SCHEDULE 13D	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON HBK Investments L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 17,270,000 ordinary shares (represented by 17,270,000 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 17,270,000 ordinary shares (represented by 17,270,000 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,270,000 ordinary shares (represented by 17,270,000 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 000380204	SCHEDULE 13D	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON HBK Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 17,270,000 ordinary shares (represented by 17,270,000 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 17,270,000 ordinary shares (represented by 17,270,000 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,270,000 ordinary shares (represented by 17,270,000 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 000380204	SCHEDULE 13D	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON HBK Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 17,270,000 ordinary shares (represented by 17,270,000 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 17,270,000 ordinary shares (represented by 17,270,000 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,270,000 ordinary shares (represented by 17,270,000 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 000380204	SCHEDULE 13D	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON HBK Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 17,270,000 ordinary shares (represented by 17,270,000 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 17,270,000 ordinary shares (represented by 17,270,000 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,270,000 ordinary shares (represented by 17,270,000 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 000380204	SCHEDULE 13D	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON HBK Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,998,329 ordinary shares (represented by 7,998,329 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,998,329 ordinary shares (represented by 7,998,329 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,998,329 ordinary shares (represented by 7,998,329 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 000380204	SCHEDULE 13D	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON HBK Merger Strategies Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,271,671 ordinary shares (represented by 9,271,671 ADSs)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,271,671 ordinary shares (represented by 9,271,671 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,271,671 ordinary shares (represented by 9,271,671 ADSs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 000380204	SCHEDULE 13D	Page 8 of 22 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, par value £0.002 per share (the “Ordinary Shares”), of Abcam plc, a corporation incorporated under the laws of the United Kingdom (the “Issuer”). The principal executive offices of the Issuer are located at Discovery Drive, Cambridge Biomedical Campus, Cambridge, CB2 0AX, United Kingdom.

Item 2.	IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is being filed by: (i) HBK Investments L.P., a Delaware limited partnership (“HBK Investments”); (ii) HBK Services LLC, a Delaware limited liability company (“HBK Services”); (iii) HBK Management LLC, a Delaware limited liability company (“HBK Management”); (iv) HBK Capital Ltd., a Cayman Islands exempted company (“HBK Capital”); (v) HBK Master Fund L.P., a Cayman Islands exempted limited partnership (“HBK Master”); and (vi) HBK Merger Strategies Master Fund L.P., a Cayman Islands exempted limited partnership (“HBK Merger”, and together with HBK Investments, HBK Services, HBK Management, HBK Capital and HBK Master, the “Reporting Persons”).

The Reporting Persons are making a single, joint filing on Schedule 13D. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1. Each Reporting Person disclaims beneficial ownership of all ADSs representing the Ordinary Shares, other than those reported herein as being owned by it.

HBK Master is the holder of the ADSs representing Ordinary Shares listed on its cover page hereto. HBK Capital serves as the general partner of HBK Master. HBK Master and HBK Capital have delegated to HBK Investments discretion to vote and dispose of the ADSs held by HBK Master.

HBK Merger is the holder of the ADSs representing Ordinary Shares listed on its cover page hereto. HBK Capital serves as the general partner of HBK Merger. HBK Merger and HBK Capital have delegated to HBK Investments discretion to vote and dispose of the ADSs held by HBK Merger.

HBK Management serves as the general partner of HBK Investments.

HBK Investments has delegated discretion to vote and dispose of the ADSs held by HBK Master and HBK Merger to HBK Services. HBK Services may, from time to time, delegate investment discretion to vote and dispose of certain ADSs held by HBK Master or HBK Merger to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company or HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom (collectively, the “Subadvisors”). Each of HBK Services and the Subadvisors is under common control with HBK Investments. The Subadvisors do not own any ADSs or Ordinary Shares directly and disclaim beneficial ownership of the Ordinary Shares represented by ADSs held by HBK Master and HBK Merger.

CUSIP No. 000380204	SCHEDULE 13D	Page 9 of 22 Pages

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is or was, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any Ordinary Shares. The Subadvisors declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that they are or were, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any Ordinary Shares.

(b)	The principal business address of each of the Reporting Persons is 2300 North Field Street, Suite 2200, Dallas, Texas 75201.

(c)	HBK Master and HBK Merger are private investment funds. HBK Investments is an investment management firm that provides investment management services to private investment funds. HBK Services is an investment management firm. HBK Capital Management Group L.P., a Delaware limited partnership (“HBK Capital Group”), is the sole member of HBK Services. HBK Management is the general partner of HBK Investments and HBK Capital Group. HBK Capital serves as the general partner of HBK Master and HBK Merger.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

HBK Investments is a Delaware limited partnership. HBK Services is a Delaware limited liability company. HBK Management is a Delaware limited liability company. HBK Capital is a Cayman Islands exempted company. HBK Master and HBK Merger are Cayman Islands exempted limited partnerships.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The ADSs representing the Ordinary Shares reported herein are held by HBK Master and HBK Merger. Funds to purchase the ADSs were derived from general working capital and margin account borrowings made in the ordinary course of business as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the ADSs representing the Ordinary Shares reported herein. A total of approximately $391,905,897 was paid to acquire the ADSs representing the Ordinary Shares reported herein.

CUSIP No. 000380204	SCHEDULE 13D	Page 10 of 22 Pages

Item 4.	PURPOSE OF TRANSACTION.

Each of HBK Master and HBK Merger acquired the ADSs reported herein for investment purposes in the ordinary course of its business, pursuant to investment strategies, including merger arbitrage and event driven strategies, because the Reporting Persons believed, among other things, that the ADSs, when purchased, represented an attractive investment opportunity.

The Reporting Persons intend to vote in favor of the proposed sale of the Issuer to Danaher Corporation for $24.00 per share in cash (the “Proposed Transaction”). The Reporting Persons believe that the Proposed Transaction was achieved as a result of a rigorous process undertaken by the board of directors of the Issuer and that a vote failure would create significant risks for the business going forward.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. While the Reporting Persons have no current intention to do so, depending on future events or circumstances, the Reporting Persons could in the future engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Issuer, including the Proposed Transaction.  Depending on various factors including, without limitation, the terms and status of the Proposed Transaction and any developments related thereto, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the ADSs, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic, geopolitical and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) increasing or decreasing their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the ADSs or Ordinary Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, and/or (ii) entering into transactions that increase or hedge their economic exposure to the ADSs and/or Ordinary Shares without affecting their beneficial ownership of the Ordinary Shares.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their intentions and/or formulate plans or proposals with respect to their investment in the Issuer, including as related to the Proposed Transaction.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The aggregate percentage of Ordinary Shares reported to be beneficially owned by each Reporting Person is based upon 230,151,118 Ordinary Shares outstanding as of October 2, 2023, as reported in Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 5, 2023.

CUSIP No. 000380204	SCHEDULE 13D	Page 11 of 22 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the ADSs by the Reporting Persons during the past sixty (60) days is set forth in Schedule B hereto. No Reporting Person has transacted directly in the Ordinary Shares during the past sixty (60) days.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADSs held by HBK Master and HBK Merger.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the Joint Filing Agreement, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement.

CUSIP No. 000380204	SCHEDULE 13D	Page 12 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2023

HBK INVESTMENTS L.P.

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

HBK Services LLC

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

HBK MANAGEMENT LLC

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

HBK CAPITAL LTD.

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

HBK MASTER FUND L.P.
By:	HBK Services LLC, its investment advisor

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

HBK MERGER STRATEGIES MASTER FUND L.P.
By:	HBK Services LLC, its investment advisor

By:	/s/ Jon L. Mosle
Name: Jon L. Mosle
Title: Authorized Signatory

CUSIP No. 000380204	SCHEDULE 13D	Page 13 of 22 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons beneficially owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: HBK MANAGEMENT LLC AND HBK CAPITAL LTD.

Jamiel A. Akhtar (“Mr. Akhtar”) is a member of HBK Management and serves as a director of HBK Capital. His business address is c/o HBK Investments L.P., 2300 North Field Street, Suite 2200, Dallas, Texas 75201. His principal occupation is acting as Managing Director and Co-Chief Investment Officer of HBK Investments. Mr. Akhtar is a United States citizen.

Jon L. Mosle (“Mr. Mosle”) is a member of HBK Management and serves as a director of HBK Capital. His business address is c/o HBK Investments L.P., 2300 North Field Street, Suite 2200, Dallas, Texas 75201. His principal occupation is acting as Managing Director and President of HBK Investments. Mr. Mosle is a United States citizen.

Matthew F. Luth (“Mr. Luth”) is a member of HBK Management and serves as a director of HBK Capital. His business address is c/o HBK Investments L.P., 2300 North Field Street, Suite 2200, Dallas, Texas 75201. His principal occupation is acting as Managing Director and Co-Chief Investment Officer of HBK Investments. Mr. Luth is a United States citizen.

CUSIP No. 000380204	SCHEDULE 13D	Page 14 of 22 Pages

Schedule B

Transactions in the ADSs of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following table sets forth all transactions in the ADSs effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per ADS excludes commissions.

HBK Master

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)
8/28/2023	41,148	22.638900
8/28/2023	279,404	22.598600
8/28/2023	23,284	22.615000
8/28/2023	69,851	22.604500
8/28/2023	46,568	22.595000
8/28/2023	23,284	22.600000
8/28/2023	46,568	22.607500
8/28/2023	23,284	22.629400
8/28/2023	46,567	22.542500
8/28/2023	81,493	22.518100
8/28/2023	93,133	22.449400
8/28/2023	69,851	22.450100
8/28/2023	81,492	22.452000
8/29/2023	271,283	22.502400
8/29/2023	128,740	22.626100
8/29/2023	16,732	22.509800
8/29/2023	23,148	22.485000
8/29/2023	277,778	22.653200

CUSIP No. 000380204	SCHEDULE 13D	Page 15 of 22 Pages

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)
8/29/2023	57,870	22.634400
8/29/2023	46,296	22.642300
8/29/2023	208,331	22.658700
8/29/2023	23,060	22.678300
8/29/2023	46,296	22.660000
8/29/2023	92,592	22.667600
8/29/2023	46,296	22.635000
8/29/2023	46,296	22.632500
8/29/2023	34,722	22.612300
8/29/2023	23,148	22.619000
8/29/2023	11,574	22.600000
8/29/2023	81,018	22.671200
8/29/2023	11,574	22.659600
8/29/2023	23,148	22.674500
8/29/2023	11,574	22.705500
8/29/2023	138,891	22.684300
8/30/2023	104,167	22.604100
8/30/2023	52,057	22.646500
8/30/2023	273,037	22.500000
8/30/2023	79,999	22.631700
8/30/2023	115,740	22.609400
8/30/2023	46,298	22.592500
8/30/2023	23,149	22.621500
8/31/2023	69,444	22.603000

CUSIP No. 000380204	SCHEDULE 13D	Page 16 of 22 Pages

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)
8/31/2023	75,997	22.600000
8/31/2023	76,657	22.599900
9/1/2023	46	22.630000
9/5/2023	11,651	22.819900
9/5/2023	34,722	22.863300
9/5/2023	23,148	22.817800
9/5/2023	4,630	22.860700
9/5/2023	4,630	22.859100
9/5/2023	23,906	22.890300
9/5/2023	23,148	22.850000
9/6/2023	59,427	22.847200
9/6/2023	46,296	22.816100
9/6/2023	111,216	22.763400
9/6/2023	23,148	22.849900
9/6/2023	46,296	22.820200
9/6/2023	23,148	22.789000
9/6/2023	34,722	22.790600
9/6/2023	9,259	22.830000
9/7/2023	16,098	22.850000
9/7/2023	46,296	22.869600
9/7/2023	57,870	22.879500
9/7/2023	69,444	22.871600
9/7/2023	23,148	22.859400
9/7/2023	46,296	22.865000

CUSIP No. 000380204	SCHEDULE 13D	Page 17 of 22 Pages

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)
9/7/2023	23,148	22.850000
9/7/2023	34,722	22.860300
9/7/2023	23,148	22.862800
9/7/2023	7,453	22.830000
9/8/2023	15,696	22.860000
9/11/2023	23,149	22.800000
9/11/2023	72,141	22.770900
9/11/2023	127,348	22.784700
9/11/2023	20,833	22.801700
9/11/2023	11,574	22.789400
9/12/2023	13,476	22.750000
9/12/2023	23,149	22.730200
9/12/2023	23,149	22.734800
9/12/2023	9,260	22.717400
9/12/2023	95,321	22.750000
9/13/2023	11,160	22.720000
9/13/2023	46,296	22.691600
9/13/2023	1,407	22.700000
9/13/2023	847	22.710000
9/15/2023	23,148	22.670000
9/15/2023	20,893	22.660700
9/15/2023	32,407	22.652500
9/15/2023	115,742	22.650000

CUSIP No. 000380204	SCHEDULE 13D	Page 18 of 22 Pages

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)
9/18/2023	23,148	22.640000
9/18/2023	36,162	22.645800
9/18/2023	11,574	22.654000
9/18/2023	57,870	22.650000
9/19/2023	10,136	22.639700
10/4/2023	23,148	22.798800
10/5/2023	69,444	22.829900
10/6/2023	23,148	22.706100
10/12/2023	144,907	22.741800
10/12/2023	1,094,907	22.741800
10/12/2023	46,296	22.709000
10/13/2023	69,444	22.700000
10/13/2023	32,407	22.730000
10/13/2023	23,148	22.690000
10/13/2023	1,500,646	22.710000

HBK Merger

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)
8/28/2023	58,852	22.638900
8/28/2023	320,596	22.598600
8/28/2023	26,716	22.615000
8/28/2023	80,149	22.604500
8/28/2023	53,432	22.595000
8/28/2023	26,716	22.600000
8/28/2023	53,432	22.607500
8/28/2023	26,716	22.629400
8/28/2023	53,433	22.542500
8/28/2023	93,507	22.518100
8/28/2023	106,867	22.449400
8/28/2023	80,149	22.450100

CUSIP No. 000380204	SCHEDULE 13D	Page 19 of 22 Pages

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)
8/28/2023	93,508	22.452000
8/29/2023	314,687	22.502400
8/29/2023	149,339	22.626100
8/29/2023	19,409	22.509800
8/29/2023	26,852	22.485000
8/29/2023	322,222	22.653200
8/29/2023	67,130	22.634400
8/29/2023	53,704	22.642300
8/29/2023	241,669	22.658700
8/29/2023	26,750	22.678300
8/29/2023	53,704	22.660000
8/29/2023	107,408	22.667600
8/29/2023	53,704	22.635000
8/29/2023	53,704	22.632500
8/29/2023	40,278	22.612300
8/29/2023	26,852	22.619000
8/29/2023	13,426	22.600000
8/29/2023	93,982	22.671200
8/29/2023	13,426	22.659600
8/29/2023	26,852	22.674500
8/29/2023	13,426	22.705500
8/29/2023	161,109	22.684300
8/30/2023	120,833	22.604100
8/30/2023	60,387	22.646500

CUSIP No. 000380204	SCHEDULE 13D	Page 20 of 22 Pages

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)
8/30/2023	316,721	22.500000
8/30/2023	92,799	22.631700
8/30/2023	134,260	22.609400
8/30/2023	53,702	22.592500
8/30/2023	26,851	22.621500
8/31/2023	80,556	22.603000
8/31/2023	88,158	22.600000
8/31/2023	88,923	22.599900
9/1/2023	54	22.630000
9/5/2023	13,514	22.819900
9/5/2023	40,278	22.863300
9/5/2023	26,852	22.817800
9/5/2023	5,370	22.860700
9/5/2023	5,370	22.859100
9/5/2023	27,731	22.890300
9/5/2023	26,852	22.850000
9/6/2023	68,936	22.847200
9/6/2023	53,704	22.816100
9/6/2023	129,012	22.763400
9/6/2023	26,852	22.849900
9/6/2023	53,704	22.820200
9/6/2023	26,852	22.789000
9/6/2023	40,278	22.790600
9/6/2023	10,741	22.830000

CUSIP No. 000380204	SCHEDULE 13D	Page 21 of 22 Pages

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)
9/7/2023	45,526	22.850000
9/7/2023	53,704	22.869600
9/7/2023	67,130	22.879500
9/7/2023	80,556	22.871600
9/7/2023	26,852	22.859400
9/7/2023	53,704	22.865000
9/7/2023	40,278	22.860300
9/7/2023	26,852	22.862800
9/7/2023	8,645	22.830000
9/8/2023	18,206	22.860000
9/11/2023	26,851	22.800000
9/11/2023	83,685	22.770900
9/11/2023	147,720	22.784700
9/11/2023	24,167	22.801700
9/11/2023	13,426	22.789400
9/12/2023	126,203	22.750000
9/12/2023	26,851	22.730200
9/12/2023	26,851	22.734800
9/12/2023	10,740	22.717400
9/13/2023	12,946	22.720000
9/13/2023	53,704	22.691600
9/13/2023	1,633	22.700000
9/13/2023	983	22.710000
9/15/2023	26,852	22.670000

CUSIP No. 000380204	SCHEDULE 13D	Page 22 of 22 Pages

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)
9/15/2023	24,237	22.660700
9/15/2023	37,593	22.652500
9/15/2023	134,258	22.650000
9/18/2023	26,852	22.640000
9/18/2023	41,944	22.645800
9/18/2023	13,426	22.654000
9/18/2023	67,130	22.650000
9/19/2023	11,758	22.639700
10/4/2023	26,852	22.798800
10/5/2023	80,556	22.829900
10/6/2023	26,852	22.706100
10/12/2023	1,270,093	22.741800
10/12/2023	53,704	22.709000
10/13/2023	80,556	22.700000
10/13/2023	37,593	22.730000
10/13/2023	26,852	22.690000
10/13/2023	1,734,354	22.710000